Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR

April 16, 2018

Mr. Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549

Re:	Rydex Variable Trust - Post Effective Amendment No. 67 (File Nos. 333-57017 and 811-08821)
Dear Mr. Zapata:
This letter responds to the comment conveyed to us on April 12, 2018 relating to the Rydex Variable Trust (the “Registrant”) Post-Effective Amendment No. 67 (“PEA No. 67”), filed on February 28, 2018. The purpose of PEA No. 67 was to reflect revised principal investment strategies and other corresponding changes for the Trust’s Long Short Equity Fund and Multi-Hedge Strategies Fund (each, a “Fund” and, together, the “Funds”). For ease of reference, we have set forth below your comment followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and Statement of Additional Information (the “SAI”) included in the Registrant’s registration statement.

1.	Comment: Prior to PEA No. 67 becoming effective, please provide the Staff with a completed fee table and expense example for each Fund.
Response: The completed fee table and expense example for each Fund are attached as Appendix A hereto.

2.	Comment: For the Multi-Hedge Strategies Fund, please remove the first footnote to the Fund’s fee table regarding Other Expenses as it is not permitted by Form N-1A.
Response: We respectfully decline to delete the first footnote because we believe it provides shareholders with accurate and helpful information and is not specifically prohibited by Form N-1A. The footnote is included to disclose that while the rounded amount in the fee table indicates there were no Other Expenses attributable to the Fund, in fact the Other Expenses attributable to the Fund amounted to less than 0.01% but to more than zero. Other Expenses of the Fund is included in the Fund’s fee table in these instances because it provides helpful context for the other two subcaptioned items - Other Expenses of the Subsidiary and Short Sales Dividend and Interest Expense - both of which were included in response to previous Staff comments.

3.
Comment: For the Multi-Hedge Strategies Fund, with regard to the third footnote to the Fund’s fee table, please explain to the Staff the frequency with which the agreement is reviewed by the Funds’ Board of Trustees, and disclose that the agreement may be terminated by the Board only.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
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Mr. Alberto Zapata
April 16, 2018

Response: The contractual fee waiver agreement referenced in footnote 3 provides that it will continue in effect for so long as the Fund invests in the Subsidiary, and may be terminated only upon the approval of the Fund’s Board of Trustees or automatically upon the termination of the Advisor. As such, the Board need not and does not review the agreement on a regular basis. The Board, however, does consider the existence and effect of the agreement on an annual basis in connection with the annual consideration of the continuation of the Advisor’s advisory agreement.

4.
Comment: For the Long Short Equity Fund, please confirm that the Fund is not expected to incur Acquired Fund Fees and Expenses (AFFE) in excess of 0.01% of the average net assets of the Fund. Alternatively, add a separate line item to the Fund’s fee table to disclose the AFFE.

Response: The Registrant has confirmed that the Fund did not incur AFFE in excess of 0.01% of the average net assets of the Fund during the previous year.

5.
Comment: The last two paragraphs of the Long Short Equity Fund “Principal Investment Strategies” discussion appear to consist of risk disclosure. Please consider removing the discussion from the Fund’s “Principal Investment Strategies” discussion and adding it instead to the Fund’s “Principal Risks” section.

Response: The first of the last two paragraphs discloses the use of and certain of the risks associated with derivatives, and was incorporated into the Fund’s “Principal Investment Strategies” section in response to previous Staff comments. Therefore, we respectfully decline to eliminate the first paragraph. We have revised the second paragraph as suggested to eliminate risk-related disclosure.

6.	Comment: Consider expanding the discussion of volatility by including a volatility risk factor.
Response: The Registrant has confirmed that the extent and content of the existing volatility risk disclosure is appropriate and therefore, we respectfully decline to include additional volatility risk disclosure.

7.
Comment: The Staff notes that the Long Short Equity Fund’s “Principal Risks” discussion includes a Financials Sector Risk factor. Please revise the Fund’s “Principal Investment Strategies” discussion to reference the Fund’s investments in the Financials Sector.

Response: The Long Short Equity Fund does not seek exposure to the Financials Sector as part of its principal investment strategies. Rather, the Fund incurs such exposure as a result of its exposure to the counterparties of the various derivatives contracts in which it invests, which generally are financial services companies. As a result, the Registrant believes its current “Principal Investment Strategies” discussion is accurate, and respectfully declines to identify investments in the Financials Sector in such discussion.

8.	Comment: For the Multi-Hedge Strategies Fund, please explain to the Staff how the Fund seeks to achieve its investment objective with less risk than traditional equity funds.
Response: The Advisor utilizes several proprietary quantitative models and market insights to allocate between its investment strategies with the intent of generating capital appreciation while managing risk. As disclosed, the Advisor seeks to manage and limit the aggregate risk profile of the

Mr. Alberto Zapata
April 16, 2018

Fund with the objective of incurring less risk than traditional equity funds would incur absent similar risk management efforts.

9.
Comment: Please confirm that the leverage discussion in the Funds’ “Principal Investment Strategies” discussions is the same as included for the retail version of the Funds included in Rydex Series Funds.

Response: We confirm that the leverage discussion is the same for the variable and retail versions of each Fund.

10.
Comment: For the Multi-Hedge Strategies Fund, please disclose in the Fund’s Principal Investment Strategies discussion that the Fund may have significant exposure to one or more sectors and provide an example of the sectors to which the Fund might be or is exposed.

Response: We have revised the disclosure as requested.

11.	Comment: To the extent the Funds write credit default swaps, please confirm that each Fund segregates the full notional value of such credit default swaps.
Response: The Registrant confirms that to the extent a Fund writes credit default swaps, it segregates the full notional value of such credit default swaps.

12.	Comment: With respect to the Multi-Hedge Strategies Fund’s investment in the Subsidiary, please address the following:

a.	To the extent that the Fund invests in multiple subsidiaries, confirm that the Prospectus disclosure accurately reflects the existence and activities of each subsidiary.
Response: The Registrant confirms that the Fund’s investment strategy contemplates, and the Prospectus disclosure accurately reflects, the use of a single subsidiary.

b.
Confirm that the Fund and the Subsidiary, on an aggregate basis, comply with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18).

Response: The Registrant confirms that the Fund and the Subsidiary, on an aggregate basis, comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (section 18).

c.
Disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory agreements (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The Staff notes its position that the investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Trust’s Registration Statement.

Response: The Registrant respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of Section 15 of the 1940 Act. Accordingly, although the provisions of the Subsidiary’ advisory agreement are similar to those of the Fund’s Section 15-compliant advisory agreement, we respectfully decline to disclose that the Subsidiary’s advisory agreement complies with the

Mr. Alberto Zapata
April 16, 2018

requirements of Section 15 of the 1940 Act. In addition, while we do not agree that the Subsidiary’s advisory agreement is a material contract of the Fund requiring its inclusion as an exhibit to the Registration Statement, we have nonetheless included the Subsidiary’s advisory agreement as such.

d.	Disclose that the Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). Please disclose the identity of the custodian of the Subsidiary.
Response: The Registrant confirms that with respect to the Fund, the Subsidiary complies with the provisions relating to affiliated transactions under Section 17 and the rules thereunder. The Registrant also confirms that the Subsidiary’s custodial arrangements comply with the requirements of Section 17(f) of the 1940 Act. The Registrant, however, respectfully declines to disclose such compliance in its Registration Statement because such disclosure is neither required by Form N-1A nor material to an investor’s decision to invest in the Fund.

e.
Disclose whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income; and if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has received a private letter ruling from the Internal Revenue Service.

f.
Disclose whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The Staff notes that the principal investment strategies and principal risk disclosures of the Fund should reflect the aggregate operations of the Fund and the Subsidiary.

Response: The Registrant confirms that the principal investment strategies and principal risks disclosure of the Fund currently reflect the aggregate operations of the Fund and the Subsidiary, and will continue to so reflect for as long as the Fund’s investment in the Subsidiary constitutes a material investment of the Fund. As a result, the Registrant does not believe additional disclosure to this effect is necessary.

g.	Confirm that the financial statements of the Subsidiary are consolidated with those of the Fund.
Response: The Registrant confirms that the Subsidiary’s financial statements are reported on a consolidated basis with those of the Fund.

h.
Confirm that the Subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the Subsidiary’s books and records by the Staff.

Response: The Registrant confirms that the Subsidiary and its board of directors has designated an agent for service of process in the United States and has agreed to inspection of the Subsidiary’s books and records by the Staff.

Mr. Alberto Zapata
April 16, 2018

i.	Confirm that the Subsidiary’s expenses will be included in the Fund’s fee table.
Response: The Registrant confirms that the Subsidiary’s expenses are reflected in the Fund’s fee table consistent with the requirements of Form N-1A.
****
If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.
Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc: Amy J. Lee, Esq.

Mr. Alberto Zapata
April 16, 2018

Appendix A

Long Short Equity Fund

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Owners of variable annuity and insurance contracts that invest in the Fund also should refer to the variable insurance contract prospectus for a description of fees and expenses that may be deducted at the separate account level or contract level for any charges that may be incurred under a contract. If the information below were to reflect the deduction of insurance charges, fees and expenses would be higher.

SHAREHOLDER FEES (fees paid directly from your investment)	N/A
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Other Expenses	0.88%
Short Sales Dividend and Interest Expense	0.17%
Remaining Other Expenses	0.71%
Total Annual Fund Operating Expenses	1.78%

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example does not reflect the fees and expenses which are, or may be, imposed under your variable insurance contract. If the Example were to reflect the deduction of such charges, the costs shown would be greater. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$181	$560	$964	$2,095

MULTI-HEDGE STRATEGIES FUND

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Owners of variable annuity and insurance contracts that invest in the Fund also should refer to the variable insurance contract prospectus for a description of fees and expenses that may be deducted at the separate account level or contract level for any charges that may be incurred under a contract. If the information below were to reflect the deduction of insurance charges, fees and expenses would be higher.

Mr. Alberto Zapata
April 16, 2018

SHAREHOLDER FEES (fees paid directly from your investment)	N/A
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees of the Fund and the Subsidiary	1.18%
Other Expenses	0.70%
Other Expenses of the Fund*	0.00%
Other Expenses of the Subsidiary	0.01%
Short Sales Dividend and Interest Expense	0.69%
Acquired Fund Fees and Expenses	0.19%
Total Annual Fund Operating Expenses**	2.07%
Fee Waiver***	-0.03%
Total Annual Fund Operating Expenses After Fee Waiver**	2.04%

*    Other Expenses of the Fund were less than 0.01% for the fiscal year ended December 31, 2017.

**
The Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

***
The Advisor has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Advisor by the Subsidiary. This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and may be terminated only with the approval of the Fund’s Board of Trustees.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example does not reflect the fees and expenses which are, or may be, imposed under your variable insurance contract. If the Example were to reflect the deduction of such charges, the costs shown would be greater. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$207	$640	$1,098	$2,369